Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS OF COMMON STOCK AND WARRANTS

INTERPACE BIOSCIENCES, INC.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders and Certain Warrant Holders
of Interpace Biosciences, Inc.

January [●], 2022

Dear Record Holder:

Enclosed are materials relating to a rights offering by Interpace Biosciences, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), including the “Instructions as to Use of Interpace Biosciences, Inc. Non-Transferable Subscription Rights Certificates” (the “Instructions”). Please carefully review the Instructions and the Company’s prospectus dated January [●], 2022 (the “Prospectus”), which describes the rights offering and how you can participate. Copies of the Prospectus are available on the Company’s website at www.interpace.com.

All holders of our Common Stock, par value $0.01 per share (the “Common Stock”) and holders of our outstanding warrants issued on January 25, 2017, March 22, 2017, June 21, 2017, October 12, 2017 and January 25, 2019 (the “Eligible Warrants”) owned as of 5:00 p.m., Eastern Time, on January 10, 2022 (the “Record Date”) are receiving, at no charge, non-transferable subscription rights (each, a “Subscription Right”) to purchase shares of Common Stock at an price per whole share equal to $[●] per share (the “Subscription Price”). You may only exercise your Subscription Rights during a limited period. The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [●], 2022 (the “Expiration Date”). Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers About the Rights Offering” in the Prospectus. Any prospective purchaser of shares of our Common Stock pursuant to the exercise of the Subscription Rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

As described in the Prospectus, you will receive one subscription right for each share of Common Stock (including each share of common stock underlying the Eligible Warrants) owned (each, a “Basic Subscription Right”) at 5:00 p.m., Eastern Time, on January 10, 2022 (the “Record Date”). Each Basic Subscription Right will allow you to subscribe for 0.75 shares of Common Stock (the “Basic Subscription Right”) at a cash price equal to $[●] per whole share (the “Subscription Price”). In the rights offering, we are offering an aggregate of [●] shares of Common Stock, as described in the Prospectus.

We will not issue fractional shares or cash in lieu in this Rights Offering. If the number of Rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares you may purchase will be rounded down to the nearest whole share. Our Subscription Agent for the Rights Offering will determine the number of shares based on such rounding. Any excess subscription payments for shares will be returned by mail, without interest or deduction, within ten (10) business days after the expiration of the Rights Offering.

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription right (the “Over-Subscription Right”) to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Right. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Rights based on the ratio of Unsubscribed Shares requested by each such holder relative to the total amount properly requested by all holders.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Right. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Right, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no holder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right. Any excess subscription payments received by the Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”) will be returned, without interest, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Right at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Right if all of our eligible holders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Right to the extent sufficient shares of Common Stock are available following the exercise of Subscription Rights under the Basic Subscription Rights.

●	To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Rights based on the ratio of Unsubscribed Shares requested by each such holder relative to the total amount properly requested by all holders. Any excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

●	If the total number of Unsubscribed Shares is sufficient to satisfy the exercise of all Over-Subscription Rights, each holder will be allocated the number of Unsubscribed Shares for which they subscribed. See “The Rights Offering — Subscription Rights — Over-Subscription Rights” in the Prospectus.

You are not required to exercise any or all of your Subscription Rights. If you do not exercise your Subscription Rights and the rights offering is completed, the number of shares of our Common Stock you own will not change but your percentage ownership of our total outstanding stock will decrease because shares will be purchased by other stockholders in the rights offering. Your percentage ownership of our stock may also decrease if you do not exercise your Subscription Right in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

The Subscription Rights will be evidenced by a Non-Transferable Subscription Rights Certificate issued to stockholders of record and will cease to have any value at the Expiration Date.

Enclosed are copies of the following documents:

1.	Non-Transferable Subscription Rights Certificate;
2.	Instructions as to Use of Interpace Biosciences, Inc. Non-Transferable Subscription Rights Certificates; and
3.	A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, as indicated in the Prospectus, you should deliver to the Subscription Agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Subscription Right. The Subscription Agent must receive the Non-Transferable Subscription Rights Certificate with payment of the Subscription Price prior to the Expiration Date. If you send your Non-Transferable Subscription Rights Certificate(s) and Subscription Price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our Common Stock to you if the Subscription Agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after that time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Date and Amendments” in the Prospectus.

Once you have exercised your Subscription Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent for this rights offering, by calling (855) 793-5068 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the Subscription Agent.

Very truly yours,

Interpace Biosciences, Inc.